April 9, 2008

<u>Via U.S. Mail</u>

Gary L. Dreher
President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039

      Re: AMDL, Inc.
             Amendment No. 1 to Registration Statement on Form S-3
             Filed April 7, 2008
             File No. 333-149412

Dear Mr. Dreher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>If we fail to comply, page 9</u>

1.   We note your reference to weaknesses in the third paragraph. In this regard, we note that your most recent Form 10-K does not include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as required by Regulation S-K Item 307 or a statement as to whether or not your internal control over financial reporting is effective as required by Regulation S-K

Item 308. Please revise your Form 10-K to provide the required disclosures, and update this risk factor as appropriate.

Incorporation of Certain Documents by Reference, page 15

2.   Generally, it is inconsistent with Section 5 of the Securities Act to register for resale securities originally issued in an unregistered transaction before that unregistered transaction has been completed. In your Form 8-K filed on March 7, 2008, you disclose that you completed an unregistered transaction on March 5, 2008 and registered the related shares for resale on February 27, 2008. Please provide us your analysis of how your transaction was consistent with Section 5, citing all authority on which you rely.

3.   We note your disclosure on the cover page of the prospectus in the registration statement you filed on February 27, 2008 that as of February 20, 2008 you had 15,731,329 shares of common stock outstanding, and your disclosure on the cover page of the prospectus in the amendment to your registration statement filed on April 7, 2008 that as of April 2, 2008 you had 15,731,516 shares of common stock outstanding. Given the disclosure in your Form 8-K filed on March 7, 2008 that you issued 323,626 shares of common stock on March 5, 2008, please tell us how you reconcile your disclosures as to the number of outstanding shares of common stock.

4.   We note that there do not appear to be any changes in the number or identities of the selling stockholders, or to the number of shares being offered by the selling stockholders, in the amendment to your registration statement as compared to your initial registration statement. Given the disclosure in the Form 8-K filed on March 7, 2008 that your registration statement is intended to register for resale the shares, and the shares underlying the warrants, issued in the second closing, please tell us where those securities have been included in your registration statement.

5.   Please reconcile the number of shares mentioned in exhibit 5.1 to your registration statement, which indicates that the shares underlying warrants are in addition to 4,345,257 shares offered, with the cover page of your prospectus and the fee table of your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Randolf W. Katz, Esquire
        (via facsimile)

        Richard H. Bruck, Esquire
        (via facsimile)